UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CONSOLIDATED-TOMOKA LAND CO.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

210226 10 6 (CUSIP Number)

July 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106	13G	Page 2 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 289,300 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 289,300 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* OO - Limited Liability Company

CUSIP No. 210226106	13G	Page 3 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 289,300 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 289,300 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 210226106	13G	Page 4 of 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 289,300 6 SHARED VOTING POWER -0- 7 SOLE DISPOSITIVE POWER 289,300 8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 289,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 210226106	13G	Page 5 of 10

Item 1	(a)	Name of Issuer: Consolidated-Tomoka Land Co. (the “Issuer”).

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1530 Cornerstone Boulevard Suite 100 Daytona Beach, Florida 32117

Item 2	(a)	Name of Person Filing: This Schedule 13G is being jointly filed by:

(i)      Mercury Real Estate Advisors LLC, a Delaware limited liability company and registered investment adviser (“Mercury Advisors”), with respect to the shares of Common Stock (as defined below) of the Issuer held by Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund, Silvercrest Real Estate Fund (International), Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC (collectively, the “Funds”), of which Mercury Advisors is the investment adviser. Mercury Advisors has investment discretion with respect to the shares of Common Stock of the Issuer held by the Funds. Messrs. Jarvis and MacLean are the Managing Members of Mercury Advisors.

(ii) David R. Jarvis, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

(iii) Malcolm F. MacLean IV, a Managing Member of Mercury Advisors, with respect to the shares of Common Stock of the Issuer held by the Funds.

Item 2	(b)	Address of Principal Business Office or, if None, Residence: 100 Field Point Road Greenwich, CT 06830

Item 2	(c)	Citizenship:

(i) Mercury Real Estate Advisors LLC is a Delaware limited liability company.

(ii) Mr. Jarvis is a United States citizen.

(iii) Mr. MacLean is a United States citizen.

Item 2	(d)	Title of Class of Securities: Common stock, par value $1.00 per share (the “Common Stock”).

Item 2	(e)	CUSIP Number: 210226 10 6

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ A Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 210226106	13G	Page 6 of 10

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1. Mercury Real Estate Advisors LLC:

	(a)	Amount beneficially owned: 289,300 shares

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 289,300 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 289,300 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

David R. Jarvis:

	(a)	Amount beneficially owned: 289,300 shares

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 289,300 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 289,300 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Malcolm F. MacLean IV:

	(a)	Amount beneficially owned: 289,300 shares

	(b)	Percent of class: 5.1%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 289,300 shares

		(ii)	Shared power to vote or to direct the vote: None

		(iii)	Sole power to dispose or to direct the disposition of: 289,300 shares

		(iv)	Shared power to dispose or to direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below each of the undersigned certifies that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 210226106	13G	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual

CUSIP No. 210226106	Page 8 of 10

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 210226106	Page 9 of 10

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 28, 2005, is by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, David R. Jarvis and Malcolm F. MacLean IV, each an individual (collectively, the “Reporting Persons”).

Each of the Reporting Persons may be required to file with the Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $1.00 per share, of Consolidated-Tomoka Land Co., beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of them, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Reporting Persons upon one week’s prior written notice or such lesser period of notice as the Reporting Persons may mutually agree.

Executed and delivered as of the date first above written.

CUSIP No. 210226106	13G	Page 10 of 10

SIGNATURE

Dated: July 28, 2005

MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Name:	Malcolm F. MacLean IV
Title:	Managing Member

/s/ David R. Jarvis
David R. Jarvis, an individual

/s/ Malcolm F. MacLean IV
Malcolm F. MacLean IV, an individual